Form 6-k	Page 1 of 3

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.

(Registrant’s Name)

2590 Ouellette Avenue Windsor, Ontario Canada N8X 1L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Form 6-K	Page 2 of 3

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC (registrant)

Date:	July 9, 2003	By:	/s/ JACK C. TOUGH
Jack C. Tough Vice President and Chief Financial Officer

Form 6-K	Page 3 of 3

Item List

1.	Unaudited Consolidated Financial Statements for Third Quarter Ended May 31, 2003.

Report to Bondholders

For the Third Quarter Ended May 31, 2003

July 9, 2003

Sales continued to show improvement in the third quarter ended May 31, 2003 at $37.9 million in consolidated sales versus $35.9 million in the comparative period last year. The sales improvement occurred primarily in the North American Die Set operating segment. Adjusted EBITDA (as disclosed on the consolidated statements of income (loss) as “operating income before the following”, please also see page 3 of this Report to Bondholders) improved $1.0 million in the third quarter of fiscal 2003 to $5.0 million from $4.0 million in the third quarter of last year. Further information on revenue and Adjusted EBITDA by operating segment is given in note 10 to the consolidated financial statements.

Net income improved $0.7 million from $0.5 million in the quarter ended May 31, 2002 to $1.2 million in the quarter ended May 31, 2003. Improvement in net income is attributed to the following principal factors. The Adjusted EBITDA improvement noted above contributed $0.6 million after-tax to the improved net income. The change in accounting treatment of goodwill detailed in the next paragraph resulted in reduced depreciation and amortization expenses of $1.1 million after-tax in the third quarter of fiscal 2003 compared to the third quarter of fiscal 2002. Interest costs were reduced by $0.3 million on a comparative after-tax year over year basis. An after-tax gain of $0.4 million in the quarter ended May 31, 2003 resulted from the repurchase of $1.4 million principal amount of the Company’s 9.875% senior subordinated notes payable. Partially offsetting the improvement in net income was the decrease in gain on disposal of capital assets resulting from the sale in the third quarter of fiscal 2002 of the Ludenscheid Germany land and buildings ($1.4 million after-tax impact). As well, the Company recorded decreased after-tax foreign exchange gains of $0.2 million in the third quarter of fiscal 2003 compared to the third quarter of fiscal 2002.

At the beginning of the fiscal year 2003, the Company adopted two new pronouncements from the Canadian Institute of Chartered Accountants. The first related to the accounting treatment of goodwill and other intangible assets. The second related to the accounting treatment of translation gains and losses on long-term foreign currency denominated debt. As a result of the change in accounting policy regarding goodwill, the Company recorded a non-cash charge of $64.0 million to the capital deficit for the write-down of all of the carrying value of goodwill. Further information on goodwill is given in note 3 to the consolidated financial statements. The change in accounting policy for translation gains and losses on long-term foreign currency denominated debt required the inclusion in the consolidated statement of income (loss) of foreign exchange gains of $1.5 million and $2.5 million in the quarter and the nine months ended May 31, 2003, respectively. The quarter and nine months ended May 31, 2002 have been restated to include foreign exchange gains of $1.1 million and $0.3 million, respectively in the consolidated statement of income (loss). Further information on the new accounting treatment of translation gains and losses on long-term foreign currency denominated debt is given in note 4 to the consolidated financial statements.

In the quarter ended May 31, 2003 the Company repurchased $1.4 million principal amount of the 9.875% senior subordinated notes due February 1, 2008 in the open market, for an aggregate cost of $0.8 million. These repurchases resulted in a pre-tax gain in the third quarter of fiscal 2003 of $0.6 million, net of the write-off of related deferred finance fees.

The Company has ceased purchasing steel from its long-term principal steel supplier; Stelco of Hamilton, Ontario, Canada; who announced on February 24, 2003 that they would be “idling” their hot rolled plate mill. Stelco historically has supplied the North American locations of the Company with approximately $18 million of steel annually. Delivery from alternative sources of steel plate commenced late in the quarter ended May 31, 2003. Initial investigations of alternative sources, most of which are in the United States of America, indicated that the Company’s cost of steel plate would increase. The depreciation of the US dollar versus the Canadian dollar in recent months has reduced the cost of purchasing steel from the United States. The depreciation of the US dollar in recent months may have a negative impact on our sales.

Consolidated sales for the first three quarters of fiscal 2003 were $113.2 million, an improvement of $11.7 million from $101.5 million in the same period of last year. Year to date Adjusted EBITDA was $15.0 million at May 31, 2003 versus $12.7 million for the nine months ended May 31, 2002.

Net income for the nine months ended May 31, 2003 was $5.4 million, compared with a net loss of $2.8 million in the first three quarters last year. Improvement in net income is attributed to the following principal factors. From fiscal 2002 to fiscal 2003 Adjusted EBITDA improved $1.5 million after-tax. Due to the change in accounting treatment of goodwill previously mentioned, depreciation and amortization expenses in the first three quarters of fiscal 2003 were $3.3 million after-tax less than the same period of fiscal 2002. Interest costs decreased by $0.6 million on a comparative after-tax year over year basis. An after-tax gain of $3.3 million in fiscal 2003 resulted from the repurchase of $8.5 million principal amount of the Company’s 9.875% senior subordinated notes payable. In addition, net after-tax foreign exchange gains were $1.1 million higher in the first three quarters of fiscal 2003 versus the comparable period of fiscal 2002. Partially offsetting the improvement in net income was the decrease in gain on disposal of capital assets resulting from the sale in fiscal 2002 of the Ludenscheid Germany land and buildings ($1.4 million after-tax impact). Also partially offsetting the improvement in net income was the $0.2 million after-tax increase in loss on sale of European operations.

2

Management of the Company uses the measure Adjusted EBITDA (as disclosed on the consolidated statements of income (loss) as “operating income before the following” and defined as income before depreciation and amortization, loss (gain) on disposal of capital assets, interest, plant closure and related environmental expenses, gain on early extinguishment of debt, write-off of deferred finance fees, gain on foreign exchange, loss on sale of European operations and income taxes) to monitor and evaluate operational performance of the Company and its operating segments. Adjusted EBITDA is also presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company’s ability to service and/or incur debt. However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability or liquidity.

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as “may”, “will”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “continue”, “predict”, or similar expressions, with respect to various matters.

It is important to note that the Company’s actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors. These important factors include potential disruption in the Company’s supply of steel, potential increases in steel prices, the Company’s dependence on the automotive industry, exchange rate fluctuations, the Company’s substantial leverage, operating and financial restrictions under the Company’s debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended August 31, 2002.

All forward-looking statements in this report are based on information available to the Company on the date of this report. The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

3

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In Thousands of Canadian Dollars)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2003	2002	2003	2002
		(restated – see note 4)		(restated – see note 4)
SALES	$37,923	35,946	113,196	101,470
Cost of goods sold	27,095	25,898	80,688	72,660

GROSS PROFIT	10,828	10,048	32,508	28,810
Selling and administrative expenses	5,854	6,031	17,531	16,077

OPERATING INCOME BEFORE THE FOLLOWING	4,974	4,017	14,977	12,733

Depreciation and amortization	1,984	3,014	5,922	9,144
Loss (gain) on disposal of capital assets (note 6)	161	(1,379)	167	(1,364)
Interest on long-term debt	1,914	2,276	6,263	6,902
Other interest	240	354	848	1,161
Plant closure and related environmental expenses (note 7)	—	—	151	—
Gain on early extinguishment of debt (note 8)	(601)	—	(4,815)	—
Write-off of deferred finance fees (note 8)	26	—	166	—
Gain on foreign exchange (note 4)	(462)	(808)	(1,715)	(109)
Loss on sale of European operations (note 2)	—	31	383	89

	3,262	3,488	7,370	15,823

INCOME (LOSS) BEFORE INCOME TAXES	1,712	529	7,607	(3,090)
INCOME TAXES	504	54	2,203	(319)

NET INCOME (LOSS)	$1,208	475	5,404	(2,771)

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In Thousands of Canadian Dollars)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2003	2002	2003	2002
DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(70,247)	(9,278)	(9,823)	(5,322)
Change in accounting policy (note 3)	—	—	(64,012)	—
Change in accounting policy (note 4)	—	—	(608)	(710)

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(70,247)	(9,278)	(74,443)	(6,032)
Net income (loss)	1,208	475	5,404	(2,771)

DEFICIT, END OF PERIOD	$(69,039)	(8,803)	(69,039)	(8,803)

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands of Canadian Dollars)

	May 31 2003	August 31 2002
		(restated – see note 4)
CURRENT ASSETS
Accounts receivable	$25,424	25,683
Loans receivable – sale of European operations (note 2)	—	7,252
Loans receivable – shareholders	35	241
Inventories	14,349	15,444
Prepaid expenses	754	971

	40,562	49,591

LOANS RECEIVABLE – SHAREHOLDERS	23	108
CAPITAL ASSETS	90,669	98,693
GOODWILL AND DEFERRED CHARGES (notes 3 and 4)	2,750	66,006

	$134,004	214,398

CURRENT LIABILITIES
Bank indebtedness	$6,652	14,905
Accounts payable	6,936	9,378
Accrued liabilities	10,064	8,063
Income taxes payable	706	797
Current portion of long-term debt	676	4,650

	25,034	37,793

LONG-TERM DEBT	75,042	89,832
FUTURE INCOME TAXES	2,813	371
CONTINGENCIES (note 5)
SHAREHOLDERS’ EQUITY
Share capital	90,658	91,860
Contributed surplus	2,424	1,665
Deficit	(69,039)	(10,431)
Cumulative translation adjustments	7,072	3,308

	31,115	86,402

	$134,004	214,398

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Canadian Dollars)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2003	2002	2003	2002
		(restated – see note 4)		(restated – see note 4)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net income (loss)	$1,208	475	5,404	(2,771)
Adjustments for:
Depreciation and amortization	1,984	3,014	5,922	9,144
Loss (gain) on disposal of capital assets (note 6)	161	(1,379)	167	(1,364)
Gain on early extinguishment of debt (note 8)	(601)	—	(4,815)	—
Write-off of deferred finance fees (note 8)	26	—	166	—
Loss on sale of European operations (note 2)	—	31	383	89
Long-term debt exchange gain (note 4)	(1,513)	(1,112)	(2,467)	(291)
Future income tax expense (recovery)	451	(5)	2,063	(639)

	1,716	1,024	6,823	4,168
Net change in non-cash working capital	2,081	3,320	752	323

	3,797	4,344	7,575	4,491

INVESTING
Purchase of capital assets	(646)	(1,140)	(1,359)	(2,072)
Proceeds on disposal of capital assets (note 6)	24	5,351	109	5,385
Repayment of loans receivable – sale of European operations (note 2)	—	—	7,315	719

	(622)	4,211	6,065	4,032

FINANCING
Decrease in bank indebtedness	(2,081)	(8,030)	(8,253)	(5,169)
Long-term debt incurred (note 9)	120	—	5,120	—
Repayment of long-term debt	(983)	(525)	(8,719)	(3,354)
Repurchase of share capital for cancellation	(180)	—	(247)	—
Deferred financing fees	(51)	—	(1,541)	—

	(3,175)	(8,555)	(13,640)	(8,523)

CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	—	—	—

(See accompanying notes)

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Canadian Dollars)

(1) The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2002 annual financial statements, except for the changes in accounting policy outlined in notes 3 and 4.

(2) Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations. The purchase price was $33,288 (Euro 25,090) consisting of $26,331 (Euro 20,145) cash, loans receivable guaranteed by the purchaser of $719 (Euro 511) repaid January 1, 2002, and $3,180 (Euro 2,045) due January 1, 2003 and a closing balance sheet estimated purchase price adjustment of $3,713 (Euro 2,389). The Company used the cash proceeds to reduce debt. The operations sold had a book value of $28,543 (Euro 21,837). Transaction costs were $1,755 (Euro 1,297). Including a realized exchange loss of $3,035 (Euro 2,243) on related intercompany debt, the transaction resulted in a loss on sale of $389 (Euro 287) recorded in the year ended August 31, 2001. The additional loss on sale recorded in fiscal 2002 of $155 (Euro 108) related to professional fees. Interest accrued at 6% per annum on the loans receivable and 5% per annum on the closing balance sheet purchase price adjustment. In the second quarter of fiscal 2003 the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser. An additional loss on sale of the European operations of $383 (Euro 241) was recorded in the second quarter of fiscal 2003.

(3) In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002. The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Goodwill is written down when there has been a permanent impairment in the value of the goodwill. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Based on management’s evaluation under the transitional impairment test in this new pronouncement, the Company has recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

(4) In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267) and the September 1, 2001 deficit was increased by $710 ($1,021 less future income taxes of $311). Exchange gain on long-term debt included in the Consolidated Statements of Income (Loss) for the quarter ended May 31, 2003 is $1,513 (2002 – $1,112) and for the nine months ended May 31, 2003 is $2,467 (2002 – $291).

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(5) Contingencies

Certain metals and chemical contamination has been found at one of the Company’s former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $1,649 (August 31, 2002 – $1,958) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(6) On March 15, 2002 the land and buildings in Ludenscheid, Germany were sold for proceeds of $5,351 (Euro 3,794), resulting in a gain on sale of $1,402 (Euro 977) . In September and October, 2002 the Company repaid $3,851 of the term loan from the sale proceeds.

(7) During the quarter ended February 28, 2003, the Company expensed $151 of additional costs related to the February 2000 closure of its Cheshire, Connecticut die set manufacturing facility.

(8) During the nine months ended May 31, 2003, the Company repurchased $8,534 ($5,600 U.S.) of its subordinated notes payable for $3,719 ($2,452 U.S.). This resulted in a gain on early extinguishment of debt of $4,815. This gain is reduced by deferred financing fees of $166 incurred in connection with the original issuance of the repurchased notes that have been written off.

(9) New credit facility

On November 12, 2002, the Company refinanced its credit facility. The new credit facility provides for borrowings in the aggregate amount of $50,000 and is composed of:

(a) A $30,000 revolving credit facility subject to a borrowing base of allowable accounts receivable and inventories maturing on November 14, 2005.

(b) Term loans of $20,000, $5,000 drawn immediately and $15,000 available for certain restricted purposes. The term loans mature on November 14, 2005 with principal repayments commencing immediately based upon a seven year amortization.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(10) The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and income before depreciation and amortization, loss (gain) on disposal of capital assets, interest, plant closure and related environmental expenses, gain on early extinguishment of debt, write-off of deferred finance fees, gain on foreign exchange, loss on sale of European operations and income taxes (Adjusted EBITDA).

	Three months ended May 31, 2003
	North American Die Set	Lamina Components	European Segment	Inter – Segment Eliminations	Total
Revenue from external customers	$26,158	$10,769	$3,614	$(2,618)	$37,923
Segment Adjusted EBITDA	2,944	1,537	493		4,974

	Three months ended May 31, 2002
	North American Die Set	Lamina Components	European Segment	Inter – Segment Eliminations	Total
Revenue from external customers	$23,766	$12,509	$2,647	$(2,976)	$35,946
Segment Adjusted EBITDA	1,888	1,800	329		4,017

	Nine months ended May 31, 2003
	North American Die Set	Lamina Components	European Segment	Inter – Segment Eliminations	Total
Revenue from external customers	$78,899	$32,816	$10,158	$(8,677)	$113,196
Segment Adjusted EBITDA	9,116	4,354	1,507		14,977

	Nine months ended May 31, 2002
	North American Die Set	Lamina Components	European Segment	Inter – Segment Eliminations	Total
Revenue from external customers	$67,380	$34,254	$7,698	$(7,862)	$101,470
Segment Adjusted EBITDA	6,500	5,226	1,007		12,733

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company's consolidated income (loss) before income taxes is as follows:

	Three Months Ended May 31,		Nine Months Ended May 31,
	2003	2002	2003	2002
		(restated – see note 4)		(restated – see note 4)
Total Adjusted EBITDA for reportable segments	$4,974	$4,017	$14,977	$12,733
Depreciation and amortization	(1,984)	(3,014)	(5,922)	(9,144)
(Loss) gain on disposal of capital assets	(161)	1,379	(167)	1,364
Interest on long term debt	(1,914)	(2,276)	(6,263)	(6,902)
Other interest	(240)	(354)	(848)	(1,161)
Plant closure and related environmental expenses (note 6)	—	—	(151)	—
Gain on early extinguishment of debt (note 7)	601	—	4,815	—
Write-off of deferred finance fees (note 7)	(26)	—	(166)	—
Gain on foreign exchange	462	808	1,715	109
Loss on sale of European operations (note 2)	—	(31)	(383)	(89)

Total consolidated income (loss) before income taxes	$1,712	$529	$7,607	$(3,090)